Exhibit 3.1.4
CERTIFICATE OF DESIGNATIONS
OF
PREFERRED STOCK
OF
ORCHESTRA THERAPEUTICS, INC.
To Be Designated
Series V Preferred Stock

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

     The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Orchestra Therapeutics, Inc., a Delaware corporation (the “Corporation”), at a meeting duly convened and held, at which a quorum was present and acting throughout:
     “RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation which shall consist of 25 shares of preferred stock be, and the same hereby is, authorized; and the Chief Operating Officer, Chief Financial Officer and Secretary of the Corporation be, and they hereby are, authorized and directed to execute and file with the Secretary of State of the State of Delaware a Certificate of Designations of Preferred Stock of the Corporation fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:
     1. Number of Shares; Designation. A total of 25 shares of preferred stock, par value $0.001 per share, of the Corporation are hereby designated as Series V Preferred Stock (the “Series”).
     2. Dividends. The shares of the Series shall not be entitled to any dividends.

     3. Liquidation. (a) The liquidation value per share of shares of the Series, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, shall be $1.00.
     (b) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of shares of the Series shall be entitled to receive the liquidation value of such shares held by them in preference to and in priority over any distributions upon the Common Stock. Upon payment in full of the liquidation value to which the holders of shares of the Series are entitled, the holders of shares of the Series will not be entitled to any further participation in any distribution of assets by the Corporation.
     4. Conversion. Each one share of the Series shall automatically be converted into one fully paid and nonassessable share of Common Stock on September 15, 2007.
     5. Super Voting Rights. Except as provided by law, the shares of the Series shall have the same right to vote or act on all matters on which the holders of Common Stock have the right to vote or act and the holders of shares of the Series shall be entitled to notice of any stockholders’ meeting or action as to such matters on the same basis as the holders of Common Stock, and the holders of Common Stock and shares of the Series shall vote together or act together thereon as if a single class on all such matters; provided, in such voting or action each one share of the Series shall be entitled to 100,000 votes.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its Chief Operating Officer, Chief Financial Officer and Secretary this 16th day of July, 2007.
/s/ MICHAEL GREEN
Michael Green
Chief Operating Officer, Chief Financial Officer & Secretary

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